invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2006 APR 11 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

06012439

3 April 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed various notifications released to the London Stock Exchange concerning:

(1) Notification of Major Interests in Shares - 16 January 2006
(2) Notification of Major Interests in Shares - 24 January 2006
(3) Notification of Major Interests in Shares - 30 January 2006
(4) Directorate Change - 2 February 2006
(5) Notification of Major Interests in Shares - 3 February 2006
(6) Notification of Major Interests in Shares - 8 February 2006
(7) Notification of Major Interests in Shares - 15 February 2006
(8) 2005/06 Third Quarter Results for the Three Months Ended 31 December 2005 - 23 February 2006
(9) Notification of Major Interests in Shares - 27 February 2006
(10) Notification of Major Interests in Shares - 28 February 2006
(11) Notification of Major Interests in Shares - 10 March 2006
(12) Notification of Major Interests in Shares - 17 March 2006
(13) UK Pension Funding Agreement - 29 March 2006

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
APR 11 2006
THOMSON FINANCIAL

Copy to: Mr. T. Peterson
Mr. M. Downing

4/11

Regulatory News SEC NO 82 – 2142

REG-Invensys PLC UK Pension Funding Agreement
29/03/2006

RNS Number:5580A
Invensys PLC
29 March 2006

Invensys agrees future funding plan for UK Pension Scheme and cancels further Term Loan B debt

Invensys plc ("the Company") is pleased to announce that it has signed an agreement with the Trustee of its main UK pension fund, the Invensys Pension Scheme ("the Scheme"). This agreement sets out a definitive future funding plan for the Scheme and increases clarity and certainty for both the Company and the Scheme's members.

As previously announced, the triennial valuation of the Scheme has been conducted by the Scheme's actuary under the requirements of the Pensions Act 2004 with a valuation date of 30 September 2005. This valuation has resulted in an actuarial funding deficit of £325 million for the Scheme, compared with the IAS19 accounting deficit on the same date of £315 million.

The Company has agreed to fund this actuarial deficit over nine years, commencing with a contribution of £105 million on or before 31 March 2006, contributions of £20 million in each of the years ending 31 March 2007 and 31 March 2008, and then contributions of £35 million per annum in today's money, but uplifted for inflation, until the deficit is eliminated. The Company intends to make the first three years' payments out of the escrow account which was put in place for legacy liabilities at the time of the refinancing in March 2004.

These payments replace the current deficit reduction contributions of £30 million per annum being made into the Scheme. The Company will also continue to meet the annual service cost of the Scheme. In the current financial year, this is estimated to be around £16 million.

Following the payment of £105 million on or before 31 March 2006, the Scheme is expected to be in excess of 104% funded on a Pension Protection Fund ("PPF") basis. As a consequence, the Scheme is expected to pay only a small risk-based PPF levy and therefore, under the agreement reached with the Trustee, no specific contributions for PPF levies will be made to the Scheme by Invensys plc.

The Scheme liabilities have been calculated using in particular the following actuarial assumptions, as agreed between the Company and the Trustee:

-Discount Rate - 5.2% (gilts plus 0.9%)
-Life Expectancy - PA 92 Tables with a loading of 126% and medium cohort effect
-Inflation - 2.8% with average expected future pension increases of 3.3%

It is intended that the technical assumptions used in this valuation will be carried forward into the calculation of UK liabilities for disclosure under IAS 19 with the principal exception of the discount rate. As required under IAS 19, the discount rate will be set having regard to the yields on AA rated bonds. At 30 September 2005, the IAS 19 discount rate was 5.0%.

It is expected that the accounting deficit for the Scheme calculated under IAS 19 at the Company's next balance sheet date, 31 March 2006, will be higher than the agreed actuarial funding deficit (and also the IAS 19 deficit) at 30 September 2005 mainly as a result of the difference in discount rate. This movement in the IAS 19 accounting deficit does not affect the Scheme's cash funding which will be undertaken in accordance with the payment schedule described above.

The Group's worldwide IAS 19 pension deficit, which stood at £609 million at 30 September 2005, is likely to be increased at 31 March 2006. It will be increased by around £170 million due to changes in technical assumptions, principally in respect of mortality, mainly in the UK Scheme but also including adoption of the latest mortality tables in the USA. The deficit will be reduced by the £105 million payment to be made on or before 31 March 2006. On the basis of

current market valuations, the deficit will also have increased due to falls in UK AA corporate bond yields, offset by increases in asset values. The precise change due to market valuations will not be calculated until the AA corporate bond rate at 31 March 2006 is known and the investment reports for the period are received from the asset managers.

This agreement has been reached after extensive negotiations with the Trustee. Under the new pension rules in the UK, the Pensions Regulator has the right to review any funding agreement reached between a Trustee and a company sponsor. Invensys and the Trustee believe that this agreement meets the criteria set out in the Pension Regulator's draft guidance.

The Company and the Trustee have also resolved the questions surrounding the Trustee's investment powers. It will not now be necessary to seek the Court's guidance on this matter.

Ulf Henriksson, Chief Executive of Invensys plc, commented:

"We believe that this is a good deal for the members of the Scheme and the Company which balances their respective interests. It brings clarity and certainty and meets the criteria set out in the Pension Regulator's draft guidance."

Finally, as signalled in February, the Company will on or before 31 March 2006 take a further step in improving the efficiency of its balance sheet by voluntarily repaying and cancelling a further £105 million of its Term Loan B facility.

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
Maitland	Emma Burdett/Michelle Jeffery	tel: +44 (0) 20 7379 5151

 SEC NO 82 – 2142

REG-Invensys PLC Holding(s) in Company 17/03/2006

RNS Number:9946Z
Invensys PLC
17 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
State Street Nominees Limited	671,162
Chase Nominees Limited	12,810,200
Midland Bank plc	750,300
Nortrust Nominees	2,749,825
Capital International Limited:	
State Street Nominees Limited	1,320,899
Bank of New York Nominees	61,034,478
Northern Trust	21,668,531
Chase Nominees Limited	36,601,429
Midland Bank plc	2,827,737
Bankers Trust	620,200
Citibank London	7,010,875
Morgan Guaranty	1,931,637
Nortrust Nominees	40,338,517
Royal Bank of Scotland	3,794,900
State Street Bank & Trust Co	13,263,053
National Westminster Bank	293,400
Citibank	1,002,598
Citibank NA Toronto	413,500
Deutsche Bank AG	5,079,462
HSBC Bank plc	7,275,461
Mellon Bank N.A.	833,200
Northern Trust AVFC	1,942,716
KAS UK	699,300
Mellon Nominees (UK) Limited	1,028,625
Bank One London	1,243,950
Clydesdale Bank plc	593,000
JP Morgan Chase Bank	275,400

Capital International S.A.:	
State Street Nominees Limited	310,000
Chase Nominees Limited	3,379,473
Midland Bank plc	643,025
Pictec & Cie, Geneva	157,300
Nortrust Nominees	195,100
Morgan Stanley	226,900
Royal Bank of Scotland	2,106,675
National Westminster Bank	240,000
Lloyds Bank	349,075
RBSTB Nominees Ltd	1,080,900
Citibank NA Toronto	181,675
HSBC Bank plc	3,770,300

Capital International, Inc.:	
State Street Nominees Ltd	1,135,475
Bank of New York Nominees	4,686,229
Chase Nominees Limited	19,422,723
Nortrust Nominees	1,123,350
State Street Bank & Trust Co.	3,233,795
Citibank NA Toronto	2,086,660
HSBC Bank plc	642,243

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

15 March 2006

11) Date company informed

17 March 2006

12) Total holding following this notification

273,045,253

13) Total percentage holding of issued class following this notification

4.801% (3.712% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification
Jaime Tham, Assistant Secretary

Date of notification: 17 March 2006

REG-Invensys PLC Holding(s) in Company 10/03/2006

RNS Number:6390Z
Invensys PLC
10 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material interest only

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired
4,268,923

6) Percentage of issued class
0.0751%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued class
N/A

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

9 March 2006

11) Date company informed

10 March 2006

12) Total holding following this notification

343,663,418

13) Total percentage holding of issued class following this notification

6.043%

14) Any additional information

This notification relates only to the material interest of Standard Life Group.. On 28 February 2006, Invensys plc was notified that Standard Life Group had, on 27 February 2006, material and non-material interests over 640,724,013 shares representing 11.266% of the issued share capital.

15) Name of contact and telephone number for queries
Steve Devany, Vice President - Communications 020 7821 3758

16) Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: 10 March 2006

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Holding(s) in Company 28/02/2006

RNS Number:0796Z
Invensys PLC
28 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Invensys plc

2) Name of shareholder having a major interest
Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material and non-material interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

22,282,292

6) Percentage of issued class

0.392%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

27 February 2006

11) Date company informed

28 February 2006

12) Total holding following this notification

640,724,013

13) Total percentage holding of issued class following this notification

11.266%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 28 February 2006

REG-Invensys PLC Holding(s) in Company
27/02/2006

RNS Number:0071Z
Invensys PLC
27 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material interest only

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

9,990,360

6) Percentage of issued class

0.176%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

23 February 2006

11) Date company informed

24 February 2006

12) Total holding following this notification

289,177,821

13) Total percentage holding of issued class following this notification

5.085%

14) Any additional information

This notification relates only to the material interest of Standard Life Group. On 15 February 2006, Invensys plc was notified that Standard Life Group had, on 14 February 2006, material and non-material interests in 570,444,094 shares representing 10.030% of the issued share capital.

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 27 February 2006

invensys®

RECEIVED

2006 APR 11 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

NEWS RELEASE
23 February 2006

2005/06 THIRD QUARTER RESULTS
FOR THE THREE MONTHS ENDED 31 DECEMBER 2005

Prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the Group[1]

Q3 highlights

- Revenue from continuing operations[2] was £628 million (Q3 04/05: £595 million), up 2% at constant exchange rates (CER)
- Operating profit[3] from continuing operations was £48 million ((Q3 04/05: £44 million), up 4% at CER
- Operating margin[3] of continuing operations after corporate costs was 7.6% (Q3 04/05: 7.4%)
- Corporate costs were reduced to £8 million (Q3 04/05: £10 million)
- Free cash inflow before legacy items was £47 million (Q3 04/05: £6 million)
- Net debt reduced in the quarter by £17 million to £673 million

Ulf Henriksson, Chief Executive Officer of Invensys plc, commented:

"We produced an encouraging overall operating performance in the quarter supported by strong free cash flow before legacy items.

"Process Systems produced an excellent result including a £14 million profit increase and a 17% improvement in orders at CER. Rail Systems returned to profit growth and again increased its order book. As expected, Controls' results were slightly weaker although order intake within its main appliance and climate businesses has begun to stabilise. Although APV made an operating loss, we are seeing optimistic signs that its order book is increasing.

"We continue to expect that the results for the year will be in line with expectations".

Contact:

Invensys plc	Steve Devany	tel:	+44 (0) 20 7821 3758
	Peter Niklewicz	tel:	+44 (0) 20 7821 2121
Maitland	Emma Burdett/Michelle Jeffery	tel:	+44 (0) 20 7379 5151

Notes

1. The financial information for the quarter ended 31 December 2005 (unaudited) has been prepared under the Group's anticipated IFRS accounting policies for the year ending 31 March 2006 and, where appropriate, comparatives have been restated accordingly. The Group's anticipated IFRS accounting policies for the year ended 31 March 2006 are available from the Invensys website at the following address:

   http://www.invensys-investor.com/isys/findata/ifrs/

2. Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.

3. All references to operating profit and operating margin in this announcement are stated before exceptional items.

4. Discontinued operations comprise Lambda, Baker and ABS EMEA in 05/06 and, in addition, Powerware, Hansen, Marcam and APV Baker Goldsboro in 04/05.

Conference call

Ulf Henriksson, CEO, and Adrian Hennah, CFO, will be hosting a conference call for analysts and fund managers at 8.15 am this morning:

UK: +44 (0) 207 138 0815
US: +1 718 354 1157
No passcode is required

The conference call will be audio webcast live with slides at the following address:

http://www.invensys-investor.com/isys/results_presentations/results

A recording will be available at this address shortly after the completion of the call.

This announcement and the presentation materials for the conference call are also available at:

http://www.invensys-investor.com/isys/results_presentations/results

Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

Controls

	Q3 05/06	Q3 04/05	**9M 05/06**	9M 04/05
Orders received (£m)	**216**	208	**645**	649
Revenue (£m)	**217**	215	**635**	663
Operating profit (£m)	**17**	19	**53**	68
Operating margin (%)	**7.9%**	8.8%	**8.4%**	10.3%

As expected, Controls' revenue and profit performance in Q3 showed a further decline from the previous quarter at CER but orders from its main appliance and climate businesses did show signs of stabilising on a year on year basis.

Work continues to address operational inefficiencies in order to improve on-time deliveries and product quality. We will be moderating the pace of restructuring in order to reduce implementation risk.

Q3 orders of £216 million (Q3 2004/05: £208 million) were down 1% at CER compared to last year but were slightly ahead excluding IMServ, which was affected by the previously announced loss of a major customer contract in the UK. In particular, order levels in Americas were higher than prior year helped by a number of new product launches.

Q3 revenue of £217 million decreased by 3% at CER due partly to the effect of the sale of some small project contracting businesses, which generated minimal profits.

Operating profit of £17 million in the quarter represented a decrease of 10% at CER. The operating margin fell to 7.9% from 8.8% in Q3 last year predominantly due to price reductions in the appliance market and the external costs of the performance improvement programme which had not been offset by programme benefits in the quarter.

For the nine months, orders fell to £645 million from £649 million last year, down 3% at CER. Revenue of £635 million was down 6% at CER from prior year. Operating profit fell to £53 million from £68 million last year, a decline of 24% at CER and operating margin was 8.4% compared with 10.3% last year.

Process Systems

	Q3 05/06	Q3 04/05	**9M 05/06**	9M 04/05
Orders received (£m)	**200**	164	**565**	496
Revenue (£m)	**183**	162	**522**	478
Operating profit (£m)	**22**	8	**51**	23
Operating margin (%)	**12.0%**	4.9%	**9.8%**	4.8%

Process Systems produced a very strong performance in the quarter with significant improvements in orders, revenue and operating profit, demonstrating further evidence of the growing benefits of its performance improvement programme and robust demand in many of its market segments.

Orders for the quarter rose by 17% at CER to £200 million with increases in each region. In particular, orders in Asia Pacific grew by 37% at CER compared to last year driven primarily by the RasGas Train 6 award from ExxonMobil and order momentum was regained in North America with

a 14% improvement. Orders from the seven global key accounts were up 65% versus the prior year period (30% excluding the RasGas Train 6 award).

Revenue increased by 8% at CER to £183 million. In EMEA, Asia Pacific and Latin America, revenue was up 10%, 22% and 24% at CER respectively, offset in part by North America which was flat due to the lack of order growth in prior periods. Improvements were seen across most of the key markets in EMEA and the Chinese power market was particularly strong within Asia Pacific.

Operating profit for the quarter was £22 million, up £14 million from prior year and operating margin improved significantly in the quarter to 12.0% from 4.9% last year. As well as the effects of operational gearing, the improvement was driven by the elimination of external consultancy costs related to the performance improvement programme and increased margins in the EMEA region resulting from further restructuring initiatives.

For the nine months, orders of £565 million were up 11% at CER from the prior year. Revenues improved by 7% at CER to £522 million contributing to a 120% increase in operating profit at CER. The operating margin improved to 9.8% for the current year from 4.8% last year.

Rail Systems

	Q3 05/06	Q3 04/05	**9M 05/06**	9M 04/05
Orders received (£m)	**133**	181	**373**	372
Revenue (£m)	**103**	100	**302**	307
Operating profit (£m)	**18**	16	**41**	45
Operating margin (%)	**17.5%**	16.0%	**13.6%**	14.7%

Rail Systems showed further underlying improvement in performance in the quarter with orders exceeding revenue and a good improvement in operating profit.

Although orders for the quarter fell to £133 million (Q3 2004/05: £181 million), down 27% at CER, this reflected the exceptionally high value of orders received in Spain in Q3 last year which included the High Speed line Cordoba-Malaga and other sizeable mainline and metro contracts. The UK order intake continued to improve and accounted for almost half of new orders received in the period, with significant contract wins from Network Rail for Edinburgh's Waverley Station and for Heathrow Terminal 5.

Revenue of £103 million (Q3 2004/05: £100 million) was 1% higher at CER. The North American logistics business benefited from increased revenue related to post-hurricane repairs. This was partially offset by a lower level of mainline signalling revenue in Spain.

Operating profit rose to £18 million (Q3 2004/05: £16 million), an increase of 7% at CER, and operating margin improved to 17.5% (Q3 2004/05: 16.0%). This improvement was partly brought about by increased profit recognition on the completion of some contracts mainly outside of the UK.

For the nine months, order inflow was broadly equal to the prior year at £373 million. Revenue was 3% lower than prior year and operating profit at £41 million was 10% lower, both at CER. Operating margin was 13.6% compared with 14.7% last year.

APV

	Q3 05/06	Q3 04/05	**9M 05/06**	9M 04/05
Orders received (£m)	**99**	79	**323**	282
Revenue (£m)	**96**	87	**281**	261
Operating (loss)/profit (£m)	**(4)**	7	**(2)**	(1)
Operating margin (%)	**(4.2)%**	8.0%	**(0.7)%**	(0.4)%

APV's top line performance was encouraging as revenue was significantly ahead of the corresponding period last year. However APV produced an operating loss. The benefits of the restructuring programme did not come through as quickly as expected and the business was slow to contain overhead costs as its business mix changed to fewer projects and a greater proportion of product, spares and services. It also incurred warranty costs on some older projects.

Orders for the third quarter were up 22% at CER at £99 million compared to £79 million in the prior year. However the prior year included the cancellation of an £18 million order and the underlying order performance was flat. Products, spares and services continued to show excellent growth this quarter driven by further orders for large industrial heat exchangers. This was offset in part by the anticipated reduction in project orders.

Revenue of £96 million (Q3 2004/05: £87 million) was 8% higher at CER, primarily due to growth in industrial heat exchangers, spares and services. Project revenue was flat with strong performance in EMEA offsetting lower activity in Asia Pacific and Americas.

As explained above, operating profit fell to a loss of £4 million.

For the nine months, orders and revenue were 12% and 5% respectively higher than last year at CER. The operating loss of £2 million compared to a loss of £1 million last year.

Eurotherm

	Q3 05/06	Q3 04/05	**9M 05/06**	9M 04/05
Orders received (£m)	**28**	32	**87**	93
Revenue (£m)	**29**	31	**87**	91
Operating profit (£m)	**3**	4	**10**	11
Operating margin (%)	**10.3%**	12.9%	**11.5%**	12.1%

Eurotherm's performance in Q3 was affected by continuing challenging trading conditions. Demand in some sectors, in particular plastics, has been affected by high oil prices. Also competition from low cost countries has increased.

In order to address the cost pressures that the business is experiencing, consultations have recently begun with employees in the UK, Italy and France on proposals to outsource some manufacturing and the establishment of a manufacturing facility in Eastern Europe. Eurotherm has also established a production facility in Shanghai to facilitate growth in the expanding Asian markets. This facility, which is due to begin production towards the end of Q2 2006/07, will initially supply the Chinese market and later other parts of Asia.

Orders in the third quarter were £28 million (Q3 2004/05: £32 million), down 14% at CER, primarily driven by lower orders in Italy and France and the effect of the previously announced

cessation of the majority of the distribution agreement with its former Drives operation. Revenue of £29 million in the quarter (Q3 2004/05: £31 million) was 8% lower at CER. Operating profit of £3 million in the quarter was 20% down at CER mainly due to the lost contribution from lower revenue.

For the nine months, orders and revenue were 7% and 6% respectively lower than prior year at CER. Operating profit was 14% lower at £10 million (9M 2004/05: £11 million) at CER.

Exceptional items

Exceptional items for continuing operations in the current quarter amounted to £13 million (Q3 04/05: £14 million) and comprised £10 million of cash restructuring costs, £1 million of impairment charges against property, plant and equipment and £2 million of losses on sale of assets and operations. Restructuring charges of £10 million for the quarter resulted in a charge of £22 million or 1% of revenue for the nine months, a reduction compared with the nine months 04/05 charge of £34 million, or 2% of revenue. We now expect the full year restructuring charge will be slightly lower than the 2% of revenue we had been expecting at the start of the year. An analysis of exceptional items is given in note 3 of the financials section in this announcement.

Foreign exchange gains and losses

£5 million of foreign exchange losses (Q3 04/05: gain of £25 million) arose principally on non-sterling denominated debt in UK companies leading to a £26 million loss in the nine months (9M 04/05: gain of £18 million). £24 million of these exchange differences in the nine months arose on dollar borrowings in sterling reporting entities.

Net finance costs

Finance costs, net of finance income, in the quarter were £30 million (Q3 04/05: £32 million).

Taxation

The tax charge for the quarter was £1 million (Q3 04/05: £7 million) including a £4 million release of legacy tax provisions. The underlying charge is based upon an allocation of the estimated tax charge for the full year.

Loss for the period

There was a loss in the quarter of £3 million (Q3 04/05: profit of £12 million). An improvement in operating profit after exceptional items and a reduction in the tax charge was more than offset by the significant unfavourable movement in foreign exchange gains and losses noted above.

Pensions

The overall IAS 19 deficit, adjusted from 30 September 2005 for service cost and cash contributions only, rose marginally in the quarter from £609 million to £610 million. We do not undertake a revaluation of liabilities or assets at Q1 or Q3. There was an increase of £36 million in the IAS 19 deficit during the nine months. Contributions to defined benefit schemes in the nine months totalled £58 million, of which £15 million was paid from disposal proceeds. In addition, there were £5 million of payments to defined contribution schemes.

The Trustee of the main UK pension scheme is currently undertaking a triennial valuation with effect from 30 September 2005. We are in constructive dialogue with the Trustee in respect of the areas required by the new Pension Act, including future contributions.

We also continue to work with the Trustee on clarifying certain aspects of the deed governing the UK main scheme, as set out in the Q4 04/05 announcement.

Other legacy liabilities

During the quarter, other legacy liabilities reduced by £7 million following further small settlements on litigation, environmental, tax and transition issues. This also included a release of £4 million of the taxation provision following some further encouraging settlements.

Net debt

Net debt was reduced in the quarter by £17 million to £673 million at 31 December 2005. The benefits of the free cash flow generated in the quarter were reduced by exchange losses of £17 million. Gross debt reduced in the quarter driven by a further repayment on Term Loan B of £96 million following the sale of the Lambda business at the end of Q2.

Invensys plc
Consolidated income statement (unaudited)
For the quarter ended 31 December 2005

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Notes	Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
		Continuing operations			
1,827	1,800	Revenue	1	628	595
(1,699)	(1,690)	Operating expenses before exceptional items		(580)	(551)
128	110	**Operating profit before exceptional items**	1	48	44
(35)	(170)	Exceptional items	3	(13)	(14)
93	(60)	**Operating profit/(loss)**	2	35	30
(26)	18	Foreign exchange (losses)/gains	4	(5)	25
(115)	(113)	Finance costs		(37)	(35)
21	11	Finance income		7	3
(5)	(11)	Other finance charges - IAS 19		(2)	(3)
(32)	(155)	**(Loss)/profit before taxation**		(2)	20
-	(1)	Taxation - UK		-	-
(12)	(16)	Taxation - overseas		(1)	(7)
(44)	(172)	**(Loss)/profit from continuing operations**		(3)	13
54	34	**Profit/(loss) from discontinued operations**	5	-	(1)
10	(138)	**Profit/(loss) for the period**		(3)	12
		Attributable to:			
7	(126)	Equity holders of the parent		(4)	11
3	(12)	Minority interests		1	1
10	(138)			(3)	12
		(Loss)/earnings per share			
		Continuing operations			
(0.8) p	(2.8) p	(Loss)/earnings per share (basic and diluted)	7	(0.1) p	0.2 p
		Discontinued operations			
0.9 p	0.6 p	Earnings per share (basic and diluted)	7	- p	- p
		Total Group			
0.1 p	(2.2) p	Earnings/(loss) per share (basic and diluted)	7	(0.1) p	0.2 p

Invensys plc
Consolidated balance sheet (unaudited)
As at 31 December 2005

31 March 2005 £m		Notes	31 December 2005 £m	31 December 2004 £m
	ASSETS			
	Non-current assets			
434	Property, plant and equipment		377	437
310	Intangible assets - goodwill		230	316
83	Intangible assets - other		82	82
1	Investments in associates		1	1
10	Deferred income tax assets		10	10
16	Other financial assets		11	16
854			711	862
	Current assets			
257	Inventories		238	286
185	Amounts due from contract customers		150	185
735	Trade and other receivables		640	786
638	Cash and cash equivalents		614	771
-	Derivative financial instruments		6	-
1,815			1,648	2,028
-	Non-current assets held for sale	8	23	-
2,669	**TOTAL ASSETS**		2,382	2,890
	LIABILITIES			
	Non-current liabilities			
(1,410)	Borrowings		(1,281)	(1,497)
(78)	Provisions		(85)	(102)
(21)	Deferred income tax liabilities		(20)	(19)
(574)	Pension liability		(610)	(596)
(2,083)			(1,996)	(2,214)
	Current liabilities			
(680)	Trade and other payables		(606)	(700)
(138)	Amounts due to contract customers		(171)	(127)
(30)	Borrowings		(6)	(42)
-	Derivative financial instruments		(2)	-
(83)	Current tax payable		(66)	(159)
(131)	Provisions		(106)	(133)
(1,062)			(957)	(1,161)
-	Non-current liabilites held for sale	8	(19)	-
(3,145)	**TOTAL LIABILITIES**		(2,972)	(3,375)
(476)	**NET LIABILITIES**		(590)	(485)
	EQUITY			
	Equity attributable to equity holders of the parent			
57	Issued share capital		57	57
3,873	Other reserves		3,876	3,873
(4,539)	Retained earnings		(4,588)	(4,562)
(609)	**Shareholders' deficit**		(655)	(632)
133	Minority interests		65	147
(476)	**TOTAL EQUITY**		(590)	(485)

Invensys plc
Consolidated cash flow statement (unaudited)
For the quarter ended 31 December 2005

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Notes	Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
		Operating activities			
		Operating profit/(loss):			
93	(60)	Continuing operations	2	35	30
9	(5)	Discontinued operations	5	-	-
42	53	Depreciation of property, plant and equipment		14	16
11	10	Amortisation of intangible assets - other		4	3
7	91	Provision for impairment charged to operating profit/(loss)		1	-
6	1	Loss on sale of assets and operations		2	-
1	2	Sale of property, plant and equipment		-	2
2	-	Sale of subsidiaries - continuing operations		3	-
4	-	Non-cash charge for share-based payment		2	-
(19)	(21)	(Increase)/decrease in inventories		1	(5)
17	44	Decrease/(increase) in receivables		(9)	28
(24)	(52)	(Decrease)/increase in creditors and provisions		30	(36)
(30)	(53)	Movement in pensions		(4)	-
(18)	(32)	Income taxes paid		(7)	(13)
(86)	(71)	Interest paid		(21)	(8)
15	(93)	**Cash flows from operating activities**		51	17
		Investing activities			
19	13	Interest received		6	5
(31)	(44)	Purchase of property, plant and equipment		(11)	(17)
(18)	(13)	Expenditure on intangible assets - other		(5)	(4)
(1)	(1)	Purchase of subsidiaries		-	-
211	384	Sale of subsidiaries		(3)	(6)
(23)	(18)	Cash disposed of on sale of subsidiaries		(2)	-
(4)	(1)	Dividends paid to minority interests		(1)	-
153	320	**Cash flows from investing activities**		(16)	(22)
		Financing activities			
-	8	Increase in short-term borrowings		-	6
(24)	(23)	Repayment of short-term borrowings		-	-
22	107	Increase in long-term borrowings		-	-
(211)	(99)	Repayment of long-term borrowings		(99)	(9)
(3)	(2)	Capital element of finance lease repayments		-	(1)
(216)	(9)	**Cash flows from financing activities**		(99)	(4)
(48)	218	**Net (decrease)/increase in cash and cash equivalents**		(64)	(9)
638	562	Cash and cash equivalents at beginning of period		673	793
24	(9)	Net foreign exchange difference		5	(13)
614	771	**Cash and cash equivalents at end of period**		614	771

Invensys plc
Consolidated statement of recognised income and expense (unaudited)
For the quarter ended 31 December 2005

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
		Cash flow hedges:		
2	-	Gains taken to equity	-	-
(2)	-	Gains transferred to income statement for the period	-	-
3	(2)	Exchange differences on translation of foreign operations	(1)	11
(1)	3	Foreign exchange (gain)/loss transferred on disposal of operations	-	1
(64)	(47)	Actuarial loss recognised on defined benefit pension schemes	-	-
(62)	(46)	**Net (expense)/income recognised directly in equity**	(1)	12
10	(138)	Profit/(loss) for the period	(3)	12
(52)	(184)	**Total recognised (expense)/income for the period**	(4)	24
		Attributable to:		
(58)	(167)	Equity holders of the parent	(6)	24
6	(17)	Minority interests	2	-
(52)	(184)		(4)	24

	Impact of IAS 39
10	Increase in total equity
	Attributable to:
9	Equity holders of the parent
1	Minority interests
10	

Invensys plc
Notes (unaudited)

1 Segmental analysis

9 mths ended 31 December 2005 Revenue £m	9 mths ended 31 December 2004 Revenue £m	9 mths ended 31 December 2005 Operating profit/(loss) * £m	9 mths ended 31 December 2004 Operating profit/(loss) * £m		Quarter ended 31 December 2005 Revenue £m	Quarter ended 31 December 2004 Revenue £m	Quarter ended 31 December 2005 Operating profit/(loss) * £m	Quarter ended 31 December 2004 Operating profit/(loss) * £m
				Business				
635	663	53	68	Controls	217	215	17	19
522	478	51	23	Process Systems	183	162	22	8
302	307	41	45	Rail Systems	103	100	18	16
281	261	(2)	(1)	APV	96	87	(4)	7
87	91	10	11	Eurotherm	29	31	3	4
–	–	(25)	(36)	Corporate costs	–	–	(8)	(10)
1,827	1,800	128	110	Continuing operations	628	595	48	44
				Geographical analysis by origin				
222	244	20	29	United Kingdom	77	80	7	14
507	512	46	30	Rest of Europe	179	180	23	11
746	728	64	67	North America	252	232	18	23
75	56	9	8	South America	28	22	4	3
230	219	12	12	Asia Pacific	76	71	4	4
47	41	2	–	Africa and Middle East	16	10	–	(1)
–	–	(25)	(36)	Corporate costs	–	–	(8)	(10)
1,827	1,800	128	110	Continuing operations	628	595	48	44
				Geographical analysis of revenue by destination				
206	240			United Kingdom	71	78		
510	500			Rest of Europe	179	176		
706	696			North America	238	221		
83	61			South America	31	23		
251	234			Asia Pacific	83	80		
71	69			Africa and Middle East	26	17		
1,827	1,800			Continuing operations	628	595		
				Geographical analysis of discontinued operations by origin				
43	85	(1)	1	United Kingdom	7	25	–	(2)
28	91	3	3	Rest of Europe	–	19	–	–
25	85	–	(6)	North America	3	12	–	2
–	5	–	(1)	South America	–	–	–	–
69	118	7	6	Asia Pacific	–	32	–	2
4	7	–	–	Africa and Middle East	–	1	–	–
169	391	9	3	Discontinued operations	10	89	–	2

* Before exceptional items.

Invensys plc
Notes (unaudited)

2 Operating profit/(loss)

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
1,827	1,800	Revenue	628	595
(1,334)	(1,323)	Cost of sales	(454)	(432)
493	477	Gross profit	174	163
(13)	(13)	Distribution costs	(5)	(5)
(352)	(354)	Administrative costs before exceptional items	(121)	(114)
128	110	Operating profit before exceptional items	48	44
(35)	(170)	Exceptional items *(note 3)*	(13)	(14)
93	(60)	Operating profit/(loss)	35	30
		Segmental analysis of operating profit/(loss):		
		Business		
43	(69)	Controls	15	15
41	21	Process Systems	18	7
41	45	Rail Systems	18	16
(14)	(12)	APV	(11)	1
10	11	Eurotherm	3	4
(28)	(56)	Corporate costs	(8)	(13)
93	(60)		35	30

3 Exceptional items

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
(22)	(34)	Restructuring costs	(10)	(11)
(7)	(62)	Impairment: property, plant and equipment	(1)	–
–	(28)	Goodwill impairment	–	–
–	(30)	Product recall costs	–	–
–	(15)	Transition costs	–	(3)
(6)	(1)	Loss on sale of assets and operations	(2)	–
(35)	(170)	Exceptional items	(13)	(14)
		Restructuring costs by business:		
(6)	(18)	Controls	(1)	(4)
(5)	(2)	Process Systems	(2)	(1)
(11)	(11)	APV	(7)	(6)
–	(3)	Corporate costs	–	–
(22)	(34)		(10)	(11)

4 Foreign exchange gains and losses

Foreign exchange gains and losses reported within net finance costs relate to exchange movements on unhedged net debt.

5 Profit/(loss) from discontinued operations

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
		Profit/(loss) from discontinued operations comprises the following:		
169	391	Revenue	10	89
(160)	(388)	Operating expenses before exceptional items	(10)	(87)
9	3	Operating profit before exceptional items	–	2
–	(8)	Exceptional items	–	(2)
9	(5)	Operating profit/(loss)	–	–
132	168	Profit on assets divested	–	–
(91)	(131)	Charge of associated goodwill	–	–
5	8	Settlements and curtailments credit - IAS 19	–	–
1	(3)	Foreign exchange gain/(loss) transferred on disposal of operations	–	(1)
47	42	Profit on disposal of operations	–	(1)
(2)	(3)	Taxation	–	–
54	34	Profit/(loss) from discontinued operations	–	(1)

6 Reconciliation of cash flows from operating activities to free cash flow, excluding legacy payments

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
15	(93)	Cash flows from operating activites	51	17
(49)	(57)	Net capital expenditure included within investing activities	(16)	(21)
19	13	Interest received	6	5
(2)	–	Disposal of continuing operations	(3)	–
14	11	Disposal working capital movement	–	–
(3)	(126)	Free cash flow including legacy payments	38	1
57	109	Add back legacy payments	9	5
54	(17)	Free cash flow excluding legacy payments	47	6

7 (Loss)/earnings per share

9 mths ended 31 December 2005	9 mths ended 31 December 2004		Quarter ended 31 December 2005	Quarter ended 31 December 2004
		(Loss)/earnings per share (pence)		
		Continuing operations		
(0.8)p	(2.8)p	Basic and diluted	(0.1)p	0.2 p
0.2 p	(0.1)p	Before exceptional items and foreign exchange gains and losses	0.2 p	- p
		Discontinued operations		
0.9 p	0.6 p	Basic and diluted	- p	- p
		Total Group		
0.1 p	(2.2)p	Basic and diluted	(0.1)p	0.2 p
		Average number of shares (million)		
5,687	5,687	Basic	5,687	5,687
		(Loss)/earnings (£m)		
		Continuing operations		
(44)	(158)	Basic	(4)	12
		Before exceptional items and foreign exchange gains and losses		
128	110	Operating profit*	48	44
(115)	(113)	Finance costs	(37)	(35)
21	11	Finance income	7	3
(5)	(11)	Other finance charges - IAS 19	(2)	(3)
29	(3)	Operating profit/(loss) less finance costs	16	9
(15)	(19)	Taxation on operating profit/(loss) less finance costs	(3)	(9)
–	14	Minority interests	(1)	(1)
14	(8)		12	(1)
		Discontinued operations		
51	32	Basic	–	(1)
		Total Group		
7	(126)	Basic	(4)	11

* Before exceptional items.

The basic (loss)/earnings per share for the quarter has been calculated using 5,687 million shares (Q3 2004/05: 5,687 million), being the weighted average number of shares in issue during the quarter and the (loss)/profit after taxation and minority interests for continuing operations, discontinued operations and total Group as shown above.

Earnings/(loss) per share is also calculated by reference to earnings before exceptional items and foreign exchange gains and losses with an underlying tax charge of £3 million for continuing operations (Q3 2004/05: £9 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted (loss)/earnings per share has been calculated in accordance with IAS 33 Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

8 Non-current assets and liabilities held for sale

Following the adoption of IFRS 5 (described more fully in note 10), non-current assets held for sale include the assets of Baker and the Group's surplus freehold property portfolio. Non-current liabilities held for sale comprise the liabilities of Baker.

9 Consolidated statement of changes in equity

9 mths ended 31 December 2005 £m	9 mths ended 31 December 2004 £m		Quarter ended 31 December 2005 £m	Quarter ended 31 December 2004 £m
(476)	(301)	**Opening equity**	(584)	(508)
10	-	Adoption of IAS 39	-	-
(466)	(301)	**As restated after adoption of IAS 39**	(584)	(508)
(52)	(184)	Total recognised (expense)/income for the period	(4)	24
3	1	Share-based payment	2	-
(73)	-	Disposal of minority interests	(2)	-
(2)	(1)	Dividends paid to minority interests	(2)	(1)
(590)	(485)	**At end of period**	(590)	(485)
		Attributable to:		
(655)	(632)	Equity holders of the parent	(655)	(632)
65	147	Minority interests	65	147
(590)	(485)		(590)	(485)

10 Basis of preparation

This quarterly report has been prepared under the Group's anticipated IFRS accounting policies for the year ending 31 March 2006. It includes financial information for the year ended 31 March 2005 that is derived from the statutory accounts for that period, which were originally prepared under UK GAAP. A summary of the main differences between UK GAAP and IFRS that affect the Group are set out in the Transition to International Financial Reporting Standards section of the Group's Annual report and accounts for the year ended 31 March 2005. Reconciliations between UK GAAP and IFRS for the year ended 31 March 2005 and the accounting policies used under IFRS are set out in the news release published on 19 May 2005, entitled 'Adoption of International Financial Reporting Standards ("IFRS"), Restatement of 2004/05 Financial Information' ("IFRS News Release"). This document and the Group's anticipated IFRS accounting policies for the year ending 31 March 2006 are available from the Group's website at www.invensys.com. It has been assumed that all IFRSs adopted by the Group for 2005/06 reporting will be endorsed by the European Union.

IFRS is continuing to evolve both through the issue and endorsement of new standards and interpretations and developing application by reporting entities. As a consequence, the financial information presented herein may change before it is presented in the Group's financial statements for the year ending 31 March 2006.

The Group's accounting policies have been applied consistently to both the current year and the comparative period except for those relating to financial instruments and non-current assets held for sale and discontinued operations. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, the Group has elected to apply IAS 32, Financial Instruments, Disclosure and Presentation, IAS 39, Financial Instruments, Recognition and Measurement, and IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, prospectively from 1 April 2005. The implications of this are as follows:

Financial instruments
The Group has continued to apply UK GAAP to financial instruments for the comparative period. Both UK GAAP and IFRS accounting policies are set out in the IFRS News Release. If IAS 39 had been applied for the year to 31 March 2005, the market value of derivative financial instruments would have been recognised in the balance sheet with the changes in their value accounted for through the income statement or reserves. The effect on total equity at 1 April 2005 of implementing IAS 39 was an increase of £10 million.

Non-current assets and liabilities held for sale and discontinued operations
IFRS 5 requires that assets classified as held for sale or included within discontinued operations are carried at the lower of their carrying amount and fair value less costs to sell; are not depreciated; and are presented separately on the face of the balance sheet. IFRS 5 also requires the results of discontinued operations to be shown separately on the face of the income statement. IFRS 5 has not been applied to the comparative information in the balance sheet. The income statement for the comparative period has been re-presented to classify as discontinued all those operations that have been discontinued by 31 December 2005.

11 Reconciliations required under IFRS 1, First-time Adoption of IFRS

Further to note 10 additional reconciliations required under IFRS 1 relating to the nine months and quarter ended 31 December 2004 are given below.

11a Reconciliation of profit/(loss)

9 mths ended 31 December 2004 Operating profit* £m	9 mths ended 31 December 2004 Net loss £m		Quarter ended 31 December 2004 Operating profit* £m	Quarter ended 31 December 2004 Net loss £m
104	(513)	**Profit/(loss) for the period under UK GAAP**	41	(23)
		Adjustments:		
-	22	Reversal of goodwill amortisation (IFRS 3)	-	6
-	331	Reversal of goodwill charged on sale of subsidiaries (IFRS 1)	-	-
		Capitalisation of development costs		
12	12	- additions	4	4
(6)	(6)	- amortisation	(2)	(2)
6	6	- net (IAS 38)	2	2
-	18	Foreign exchange gain on net debt (IAS 21)	-	25
-	(3)	Foreign exchange loss on sale of subsidiaries (IAS 21)	-	(1)
3	1	Other	3	3
(3)	(34)	Discontinued operations	(2)	1
110	(172)	**Profit/(loss) for the period under IFRS for continuing operations**	44	13

* Before exceptional items.

11b Reconciliation of equity

	31 December 2004 £m
Equity - deficit under UK GAAP	(513)
Adjustments:	
Capitalisation of development costs (IAS 38)	54
Goodwill (IFRS 3)	19
Leases (IAS 17)	(10)
Employee benefits (IAS 19)	(20)
Taxation (IAS 12)	(15)
Equity - deficit under IFRS	(485)

12 Financial information

This financial information was approved by a duly appointed and authorised committee of the Board of directors on 22 February 2006. They are not audited and do not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The statutory accounts under UK GAAP of Invensys plc for the year ended 31 March 2005 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

13 Exchange rates

	9 mths ended 31 December 2005 Average	9 mths ended 31 December 2004 Average	Quarter ended 31 December 2005 Average	Quarter ended 31 December 2004 Average
US$ to £1	1.80	1.83	1.76	1.87
Euro to £1	1.47	1.47	1.47	1.43
Yen to £1	200.77	197.41	203.91	196.29

	31 March 2005 Closing	31 December 2005 Closing	31 December 2004 Closing
US$ to £1	1.89	1.73	1.92
Euro to £1	1.45	1.46	1.42
Yen to £1	202.10	202.51	199.14

Regulatory News

SEC NO 82 – 2142

REG-Invensys PLC Holding(s) in Company
15/02/2006

RNS Number:4541Y
Invensys PLC
15 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

14 February 2006

11) Date company informed

15 February 2006

12) Total holding following this notification

570,444,094

13) Total percentage holding of issued class following this notification

10.030%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 15 February 2006

Regulatory News

REG-Invensys PLC Holding(s) in Company 08/02/2006

RNS Number:1302Y
Invensys PLC
08 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Deutsche Bank AG on its own behalf and on beha f of its subsidiaries

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

7 February 2006

11) Date company informed

8 February 2006

12) Total holding following this notification

172,810,048

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 8 February 2006

REG-Invensys PLC Holding(s) in Company
03/02/2006

RNS Number:9363X
Invensys PLC
03 February 2006

INVENSYS PLC ("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, on 3 February 2006 we received notification from Deutsche Bank AG on its behalf and on behalf of its subsidiaries, that as at 2 February 2006, they held 172,376,979 ordinary shares of 1p each, representing a notifiable interest of 3.03% in the capital of the Company. On 3 February 2006, we received notification from Deutsche Bank AG that no longer they, nor their subsidiaries hold a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries
Steve Devany, Vice President - Communications
020 7821 3758

Name of company official responsible for making this notification
Jaime Tham, Assistant Secretary

Date of notification: 3 February 2006

REG-Invensys PLC Directorate Change
02/02/2006

RNS Number:8084X
Invensys PLC
02 February 2006

Invensys plc

Re Directorate

Invensys plc announces that Adrian Hennah, its Chief Financial Officer, will be leaving the Board and the company on 9 June 2006 to take up an appointment as Finance Director of Smith & Nephew plc.

The Board is commencing a search for his replacement and a further announcement will be made in due course. In the meantime, Adrian will continue in his current role until 9 June 2006, after the announcement of the company's preliminary results on 25 May 2006.

Ulf Henriksson, Chief Executive of Invensys plc, commented:

"Adrian has made a very significant contribution to Invensys since 2002 and I would like to thank him for all the assistance he has given me during the past year and a half. Whilst we are sorry to see him go, we are delighted that his undoubted skills have been recognised with this appointment and we all wish him every success in his new role."

Invensys will be announcing its third quarter results for the three months to 31 December 2005 on 23 February 2006.

Ends

Contact:
Invensys plc: Steve Devany tel: +44 (0) 20 7821 3758
Maitland: Emma Burdett/Michelle Jeffrey tel: +44 (0) 20 7379 5151

REG-Invensys PLC Holding(s) in Company 30/01/2006

RNS Number:6392X
Invensys PLC
30 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
State Street Nominees Limited	671,162
Chase Nominees Limited	12,810,200
Midland Bank plc	750,300
Cede & Co	1,300
Nortrust Nominees	2,766,107
Capital International Limited:	
State Street Nominees Limited	870,999
Bank of New York Nominees	6,754,778
Northern Trust	19,872,744
Chase Nominees Limited	28,780,029
Midland Bank plc	2,550,937
Citibank London	7,843,075
Morgan Guaranty	1,931,637
Nortrust Nominees	39,966,904
Royal Bank of Scotland	8,766,100
State Street Bank & Trust Co	12,513,753
National Westminster Bank	1,348,200
Lloyds Bank	389,500
Citibank	1,002,598
Deutsche Bank AG	5,846,599
HSBC Bank plc	6,540,361
Mellon Bank N.A.	1,048,962
Northern Trust AVFC	1,942,716
KAS UK	140,400
Mellon Nominees (UK) Limited	1,028,625
Bank One London	922,350
HSBC	229,300
Capital International S.A.:	
State Street Nominees Limited	310,000

Chase Nominees Limited	4,397,836
Credit Suisse London Branch	560,900
Midland Bank plc	965,725
Barclays Bank	294,600
Pictec & Cie, Geneva	157,300
Royal Bank of Scotland	2,383,375
Lloyds Bank	349,075
RBSTB Nominees Ltd	1,080,900
Citibank NA	181,675
HSBC Bank plc	3,889,600
Capital International, Inc.:	
State Street Nominees Ltd	14,061,661
Bank of New York Nominees	7,191,229
Northern Trust	250,000
Chase Nominees Limited	20,847,723
Nortrust Nominees	1,123,350
State Street Bank & Trust Co.	3,233,795
Citibank	135,000
Citibank NA Toronto	4,654,747
HSBC Bank plc	642,243
JP Morgan Chase Bank	730,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

26 January 2006

11) Date company informed

30 January 2006

12) Total holding following this notification

284,730,370

13) Total percentage holding of issued class following this notification

5.007% (3.522% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries
Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification
Jaime Tham, Assistant Secretary
Date of notification: 30 January 2006

REG-Invensys PLC Holding(s) in Company
24/01/2006

RNS Number:3576X
Invensys PLC
24 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

23 January 2006

11) Date company informed

24 January 2006

12) Total holding following this notification

567,507,399

13) Total percentage holding of issued class following this notification

9.979%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 24 January 2006

REG-Invensys PLC Holding(s) in Company
16/01/2006

RNS Number:9894W
Invensys PLC
16 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Notice is given by Standard Life Investments on behalf of Standard Life Group

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

13 January 2006

11) Date company informed

16 January 2006

12) Total holding following this notification

572,038,282

13) Total percentage holding of issued class following this notification

10.058%

14) Any additional information

15) Name of contact and telephone number for queries
Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: 16 January 2006